YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2024

ADS-TEC ENERGY PLC

Annual Meeting of Shareholders

September 23, 2024
Monday
2:00 p.m. Irish Standard Time

This Proxy is Solicited On Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS OF ADS-TEC ENERGY PLC RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

	FOR	AGAINST	ABSTAIN
1. To consider the Company's statutory financial statements for the year ended 31 December 2023;	☐	☐	☐
2. To acknowledge the re-appointment of BDO as the Company's statutory auditor;	☐	☐	☐
3. To authorise the Directors to fix the remuneration of the statutory auditors;	☐	☐	☐
4. To re-elect Thomas Speidel for a three year term; and	☐	☐	☐
5. To re-elect Kurt Lauk for a three year term.	☐	☐	☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________**2024.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

ADS-TEC ENERGY PLC

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

I/We hereby appoint the Chairman of the AGM, with full power of substitution and revocation, to vote on behalf of the undersigned all shares of common stock of Ads-Tec Energy PLC, which the undersigned is entitled to vote at the annual meeting of shareholders to be held on Monday, September 23, 2024 or any adjournments thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

(Continued and to be marked, dated and signed on reverse side)